SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For January 2008

Commission File Number 0-28800

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DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of January 2008, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated January 31, 2008, entitled "FURTHER ELECTRICITY SUPPLY UPDATE BY DRDGOLD SOUTH AFRICAN OPERATIONS (PTY) LIMITED".

99.2   Release dated January 31, 2008, entitled "UPDATE ON LITIGATION INSTITUTED BY DRDGOLD AND ITS SUBSIDIARIES AGAINST MESSRS KEBBLE, STRATTON AND BUITENDAG, AND JCI LIMITED".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: January 31, 2008   By: /s/ Themba Gwebu
                                               Name: Themba Gwebu
                                               Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

JSE share code: DRD

ISIN: ZAE000058723

Issuer code: DUSM

Nasdaq trading symbol: DROOY

("DRDGOLD")

FURTHER ELECTRICITY SUPPLY UPDATE BY DRDGOLD SOUTH AFRICAN OPERATIONS (PTY) LIMITED

Further to previous SENS announcements, shareholders are advised that underground production resumed yesterday with the night shift at both the East Rand Proprietary Mines Limited and Blyvooruitzicht Gold Mining Company Limited ("Blyvoor") mines. Prior to resuming production last night, Eskom confirmed that production will not be interrupted without at least four hours prior notice. A briefing session was also held yesterday morning with trade unions.

Blyvoor surface operations and Crown Gold Recoveries (Pty) Limited have continued to operate at full capacity during this power crisis.

Randburg

31 January 2008

Sponsor

BDO QuestCo

Exhibit 99.2

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

JSE share code: DRD

ISIN: ZAE000058723

Issuer code: DUSM

Nasdaq trading symbol: DROOY

("DRDGOLD")

UPDATE ON LITIGATION INSTITUTED BY DRDGOLD AND ITS SUBSIDIARIES AGAINST MESSRS KEBBLE, STRATTON AND BUITENDAG, AND JCI LIMITED

In July 2003, DRDGOLD, DRD Australia (Pty) Limited and DRD Australasia Aps instituted an action in the High Court of South Africa ("the High Court") against Messrs RAR Kebble, M Prinsloo, J Stratton and HC Buitendag and JCI Limited ("the defendants"),which relate to the RAWAS transaction.

Shareholders are advised that yesterday in the High Court, the defendants, with the exception of Mr Stratton, abandoned their special plea that the matter has become settled and a court order dismissing the special plea with costs was issued. The matter will now be set down to be heard on the merits of the case on a date to be allocated by the Registrar of the High Court.

The following claims are being pursued:
- R69.6 million (A$11.2 million) for the 7,644,944 DRDGOLD ordinary shares issued on 9 July 1999 at a price per share of R9.10; and
- R7.6 million (A$1.2million) for the 637,062 DRDGOLD ordinary shares issued on October 8, 1999, at a price per share of R11.90.

DRDGOLD will continue to keep shareholders updated regarding the above litigation.

Randburg

31 January 2008

Sponsor

BDO QuestCo